Exhibit 99.100

VILLAGE FARMS INTERNATIONAL REPORTS THIRD QUARTER 2018 FINANCIAL RESULTS/PURE SUNFARMS EXPANDING CANNABIS PRODUCTION AND SALES

/NOT FOR DISTRIBUTION OVER UNITED STATES WIRE SERVICES/

VANCOUVER, November 12, 2018 /CNW/ – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX: VFF) (OTCQX:VFFIF) today announced its financial results for the third quarter ended September 30, 2018.

(All amounts in U.S. Dollars unless otherwise indicated.)

Highlights for the Third Quarter Ended September 30, 2018

(All comparable figures are for the third quarter ended September 30, 2017)

•	Sales of US$39.7 million, a decrease of (11%) from US$44.7 million;

•	Net loss of US($2.0) million, or US($0.04) per share, compared with net income of $0.3 million, or US$0.01 per share;

•	EBITDA of US$0.9 million compared with US$0.8 million;

•	Announced a bought deal offering of 3,097,200 common shares of the Company at a price of $7.13 for aggregate gross proceeds of $22,083,036;

•

Village Farms was accepted as a member of the board of the U.S. Hemp Roundtable, as the Company prepares for potential opportunities, independent of its cannabis joint venture in Canada, that could result from the expected federal legalization of hemp cultivation in the U.S.

Highlights for Village Farms’ Cannabis Joint Venture, Pure Sunfarms

•	Received its cannabis sales license from Health Canada in late July.

•	Commenced regular cannabis sales in September.

•

During the third quarter, Pure Sunfarms received from Health Canada the second, third and fourth amendments to the cultivation license for its 1.1 million square foot greenhouse, permitting it to expand its cannabis production area to approximately 225,000 square feet, 420,000 square feet and 550,000 square feet, respectively.

•	By October, the entirety of the first half of the 1.1 million square foot greenhouse was in production.

•

Appointed Mandesh Dosanjh as Chief Executive Officer, Pure Sunfarms, who joined from his position as Senior Vice President, Supply Chain and Wholesale, at the Liquor Control Board of Ontario (LCBO), where he led LCBO’s supply chain division, and developed and managed its supply chain and wholesale strategy as the LCBO prepared for the legalization of adult-use cannabis. Mr. Dosanjh has substantively advanced supply arrangements with multiple parties, including provincial boards and private retailers, since his appointment.

“Our cannabis joint venture in Canada, Pure Sunfarms, continues to steadily ramp production and remains firmly on track to achieve a full annual production run-rate of 75,000 kilograms in the first half of next year,” said Michael DeGiglio, CEO, Village Farms. “The Pure Sunfarms operation is producing quality, multiple strains with yields in line with our expectations. There is tremendous interest from provincial boards and other licensed producers for its product.

As was expected, the Canadian cannabis market is well short of supply and Pure Sunfarms will be taking advantage of the favourable resulting spot market. At the same time, Pure Sunfarms is building inventory to ensure a consistent supply under its own brand directly to provincial boards, to whom it expects to begin shipping in the coming weeks.”

“As Pure Sunfarms continues to execute on plan toward becoming one of the largest, vertically integrated cannabis suppliers in Canada, independent of our Canadian joint venture Village Farms is now looking to new, higher value crop opportunities in the U.S. and beyond, including the significant potential near-term opportunity around hemp in the U.S., as well as cannabis in Mexico. With one of the largest existing greenhouse footprints in the U.S., strong existing partnerships in Mexico, and a 30-year proven track record as a large-scale, low-cost greenhouse operator, Village Farms has an unmatched platform to capitalize on these new opportunities.”

Financial Highlights

(in thousands of U.S. Dollars unless otherwise indicated)

	For the three months ended September 30 ,		For the nine months ended September 30,
	2018	2017	2018	2017
Sales	$39,684	$44,735	$111,213	$121,542
Cost of sales	(36,862)	(42,400)	(103,915)	(112,525)
Selling, general and administrative expenses	(3,442)	(3,267)	(10,486)	(9,875)
Change in biological asset (1)	(1,189)	529	(992)	(817)
(Gain) loss on sale of assets	—	—	—	(8,564)
Share of (loss) from joint venture	(28)	(220)	(369)	(220)
(Recovery of) provision for income taxes	(712)	(1,584)	(1,513)	(183)
Net (loss) income	(1,989)	294	(5,415)	4,429
Consolidated EBITDA (2)	897	756	1,394	4,770
EBITDA Pure Sunfarms – 50%	(248)	(220)	(750)	(220)
(Loss) earnings per share – basic and diluted	($0.04)	$0.01	($0.12)	$0.11

(1)

Biological assets consist of the Company’s produce on the vines at the period end. Details of the changes are described in note 5 of the Company’s interim consolidated financial statements for the three and nine months ended September 30, 2018.

(2)

EBITDA is not a recognized earnings measure and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. See “Non-IFRS Measures”. Management believes that EBITDA is a useful supplemental measure in evaluating the performance of the Company. Consolidated EBITDA includes the Company’s 50% share of its joint venture Pure Sunfarms.

Results of Operations for the Three Months Ended September 30, 2018 compared to the Three Months Ended September 30, 2017

Sales

Sales for the three months ended September 30, 2018 decreased by ($5,051), or (11%), to $39,684 from $44,735 for the three months ended September 30, 2017. The decrease in sales is primarily due to the lost production from the Company’s Delta 3 greenhouse which was contributed to Pure Sunfarms and lower production from the Company’s Texas facilities which was primarily caused from a crop cycle change at the Permian Basin facility which did not have tomato production for 10 weeks during the three months ended September 30, 2018 due to a scheduled clean out of the facility after continuous production at the facility since early 2012.

The average selling price for tomatoes increased 12% for the three months ended September 30, 2018 versus the three months ended September 30, 2017 as a result of a higher percent of higher priced tomato production in 2018 verse 2017. Cucumber pricing remained flat and pepper pricing decreased by (8%) in the third quarter of 2018 versus the comparable quarter in 2017.

Cost of Sales

Cost of sales for the three months ended September 30, 2018 decreased by ($5,538), or (13%), to $36,862 from $42,400 for the three months ended September 30, 2017; primarily due to the contribution of the Delta 3 facility ($2,598) and a decrease in costs from the Company’s Texas facilities, due to a scheduled crop change in the Permian Basin facility.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended September 30, 2018 increased by $175, or 5%, to $3,442 from $3,267 for the three months ended September 30, 2017. The increase is due to public company costs such as investor relations and listing fees.

Change in Biological Asset

The net change in fair value of the biological asset for the three months ended September 30, 2018 decreased by ($1,718) to ($1,189) from a gain of $529 for the three months ended September 30, 2017. The decrease in the change in value is primarily due to a higher starting fair value at July 1, 2018 versus the same period in 2017 and (7%) less pounds available for sale in September 2018 versus September 2017, due to the loss of production from the Delta 3 facility in 2018 verse 2017. The fair value of the biological asset as at September 30, 2018 was $5,119 as compared to $5,305 as at September 30, 2017.

Share of (Loss) from Joint Venture

The Company’s share of the loss from its joint venture for the three months ended September 30, 2018 was ($28), compared to ($220) for the three months ended September 30, 2017, the loss primarily consists of salaries and other administrative costs, offset by a gross profit from sales of $23 and by the Company’s share of the JV’s change in biological asset of $267, as the joint venture had buds on the plant and dried bud in inventory on September 30, 2018. The value of the biological asset is the effective gross margin (revenues in excess of costs of goods) for the buds that existed on the plant and in inventory on September 30, 2018.

Net (Loss) Income

Net loss for the three months ended September 30, 2018 was ($1,989) compared to net income of $294 for the three months ended September 30, 2017 primarily due to the change in biological asset decease of ($1,718) and a decrease in recovery of income taxes of ($872) partially offset by a lower share of loss from joint venture of $192.

EBITDA

EBITDA for the three months ended September 30, 2018 increased by $141, to $897 from $756 for the three months ended September 30, 2017. See the EBITDA calculation in “Non-IFRS Measures—Reconciliation of Net Income to EBITDA”.

Results of Operations for the Nine Months Ended September 30, 2018 compared to the Nine Months Ended September 30, 2017

Net Sales

Net sales for the nine months ended September 30, 2018 decreased ($10,329), or (8%), to $111,213 compared to $121,542 for the nine months ended September 30, 2017. The decrease in net sales is due to the loss of tomato production from the Delta 3 facility, which was contributed to Pure Sunfarms in 2017 and the Company’s lower production at its Texas facilities.

The net price for all tomato pounds sold was an increase of 5% for the nine months ended September 30, 2018 versus the nine months ended September 30, 2017 due to a higher percent of higher priced tomato production in 2018 verse 2017. Pepper prices decreased (7%) and pounds increased 30% over the comparable period in 2017, and cucumber prices decreased (3%) and pieces decreased (13%) for the nine months ended September 30, 2018 over the comparable period in 2017.

Cost of Sales

Cost of sales for the nine months ended September 30, 2018 decreased ($8,610), or (8%), to $103,915 from $112,525 for the nine months ended September 30, 2017; primarily due the loss of the Delta 3 facility ($4,598), a decrease in costs in Texas from a decrease on pounds sold from the Texas facilities and a decrease of ($348) in contract sales cost, due to decreased cucumber volumes.

Change in fair value of biological asset, net

The net change in fair value of biological asset for the nine months ended September 30, 2018 decreased ($175) to ($992) from ($817) for the nine months ended September 30, 2017. The decrease is due to lower pounds available for sale in September 2018 versus September 2017 from the loss of the Delta 3 facility.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the nine month period ended September 30, 2018 increased ($611), or (6%), to $10,486 from $9,875 for the nine month period ended September 30, 2017. The increase is due to public company costs such as investor relations, legal and listing fees.

Income Taxes (Recovery)

Income tax provision (recovery) for the nine month period ended September 30, 2018 was a recovery ($1,513) compared to ($183) for the nine month period ended September 30, 2017. The income tax recovery decrease is due to the gain on sale of assets in 2017 that did not occur in 2018.

Share of (Loss) from Joint Venture

The Company’s share of the loss from its joint venture for the nine months ended September 30, 2018 was ($369), compared to ($220) for the nine months ended September 30, 2017. The loss primarily consists of salaries and other administrative costs, offset by a gross profit from sales of $23 and by the Company’s share of the JV’s change in biological asset of $857, as the joint venture had buds on the plant and dried bud in inventory on September 30, 2018. The value of the biological asset is the effective gross margin (revenues in excess of costs of goods) for the buds that existed on plant and in inventory on September 30, 2018.

Gain on Sale of Assets

No gains were recognized in 2018. The Company recognized for the nine month period ended September 30, 2017 a gain of $8,564 on the contribution of the one of the Company’s Delta greenhouse facilities and land to Pure Sunfarms in exchange for a 50% equity stake in Pure Sunfarms. See “Investment in Joint Venture” above.

Net Income (Loss)

Net income (loss) for the nine month period ended September 30, 2018 decreased to a loss of ($5,415) from income of $4,429 for the nine month period ended September 30, 2017. The decrease is a result of a gain on assets in 2017 of $8,564.

EBITDA

EBITDA for the nine month period ended September 30, 2018 decreased ($3,376) to $1,394 from $4,770 for the nine month period ended September 30, 2017, primarily as a result of a decrease in net sales and an increase in share of loss from Pure Sunfarms of ($530). See the EBITDA calculation in “Non-IFRS Measures—Reconciliation of Net Earnings to EBITDA”.

Non-IFRS Measures

References in this press release to “EBITDA” are to earnings before interest, taxes, depreciation, amortization, foreign currency exchange gains and losses on translation of long-term debt, unrealized change in biological asset, stock compensation, share of loss from joint venture, and gains and losses on asset sales. EBITDA is a cash flow measure that is not recognized under IFRS and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA should not be construed as an alternative to net income or loss determined in accordance with IFRS as an indicator of the Company’s performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows. Management believes that EBITDA is an important measure in evaluating the historical performance of the Company.

Reconciliation of Net Income to EBITDA

The following table reflects a reconciliation of net income (loss) to EBITDA, as presented by the Company:

(in thousands of U.S. dollars)	For the three months ended September 30,		For the nine months ended September 30,
	2018	2017	2018	2017
Net (loss) income	($1,989)	$294	($5,415)	$4,429
Add:
Amortization	1,748	1,853	5,271	5,753
Foreign currency exchange loss (gain)	73	(58)	87	(57)
Interest expense	618	689	1,906	2,015
Income taxes (recovery)	(712)	(1,584)	(1,513)	(183)
Stock based compensation	190	91	447	560
Change in biological asset	1,189	(529)	992	817
Change in biological asset from JV	(267)	—	(428)	—
Amortization from JV	37	—	37	—
Foreign currency exchange loss (gain) from JV	10	—	10	—
Gain on disposal of assets	—	—	—	(8,564)

Consolidated EBITDA	$897	$756	$1,394	$4,770
EBITDA for JV (50% share)	($248)	($220)	($750)	($220)
Stand-alone EBITDA	$1,145	$976	$2,144	$4,990

Conference Call

Village Farms’ management team will host a conference call tomorrow, Tuesday, November 13, 2018, at 11:00 a.m. ET (8:00 a.m. PT) to discuss its third quarter 2018 financial results and provide an update on Pure Sunfarms. Participants can access the conference call by telephone by dialing (647) 427-7450 or (888) 231-8191, or via the Internet at https://tinyurl.com/yaxk4ctg.

For those unable to participate in the conference call at the scheduled time, it will be archived for replay both by telephone and via the Internet beginning approximately one hour following completion of the call. To access the archived conference call by telephone, dial (416) 849-0833 or (855) 859-2056 and enter the passcode 5589169 followed by the pound key. The telephone replay will be available until Tuesday, November 20, 2018 at midnight (ET). The conference call will also be archived on Village Farms’ website at http://villagefarms.com/investor-relations/investor-calls.

About Village Farms International, Inc.

Village Farms International, Inc. is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365-days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario, and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through a 50% ownership of British Columbia-based Pure Sunfarms, Corp., one of the single largest cannabis growing operations in the world.

Cautionary Language

Certain statements contained in this press release form constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, Pure Sunfarms, the greenhouse vegetable industry or the cannabis industry are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts. Some of the specific forward-looking statements in this press release include, but are not limited to, statements with respect to: product pricing; maintaining profitability; risks inherent in the agricultural business; natural catastrophes; retail consolidation; covenant risk; dependence upon credit facilities; competition; transportation disruptions; labour; governmental regulations; product liability; key executives; uninsured and underinsured losses; vulnerability to rising energy costs; risks of regulatory change; environmental, health and safety risk, foreign exchange exposure, risks associated with cross-border trade; technological advances; accounting estimates; growth; tax risks; and risks related to the Joint Venture, including the Joint Venture’s ability to obtain licenses under the ACMPR, risks relating to conversion of the Company’s greenhouses to cannabis production, and the ability to cultivate and distribute cannabis.

The Company has based these forward-looking statements on factors and assumptions about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs, including that the Canadian economy will remain stable over the next 12 months, that inflation will remain relatively low, that interest rates will remain stable, that tax laws remain unchanged, that conditions within the greenhouse vegetable and cannabis industries generally will be consistent with the current climate, that recreational cannabis consumption will be approved by the Canadian government during 2018 and that the Canadian capital markets will provide the Company with access to equity and/or debt on reasonable terms when required.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with securities regulators, including as detailed in the Company’s annual information form and management’s discussion and analysis for the year-ended December 31, 2017.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE Village Farms International, Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2018/12/c3477.html

%SEDAR: 00029410E

For further information: Stephen C. Ruffini, Executive Vice President and Chief Financial Officer, Village Farms International, Inc., (407) 936-1190, ext. 340; Lawrence Chamberlain, Investor Relations, (416) 519-4196, lawrence.chamberlain@loderockadvisors.com

CO: Village Farms International, Inc.

CNW 17:05e 12-NOV-18